April 15, 2010

Ms. Linda van Doorn

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549-0305

U.S.A.

Dear Ms. van Doorn:

Set forth below are our responses to your letter dated March 29, 2010, in respect of our accounting for certain of our repurchase agreements, securities lending transactions, and other transactions involving the transfer of financial assets where we have an obligation to repurchase the transferred assets. For your convenience, we have included the text of your questions below and have keyed our responses accordingly.

Repurchase agreements

1.	Tell us whether you account for any [repurchase agreements] as sales for accounting purposes in your financial statements. If you do, we ask that you:

•	Quantify the amount of repurchase agreements qualifying for sales accounting at each quarterly balance sheet date for each of the past three years.

•	Quantify the average quarterly balance of repurchase agreements qualifying as sales accounting for each of the past three years.

•	Describe all the differences in transaction terms that result in certain of your repurchase agreements qualifying as sales versus collateralized financings.

•	Provide a detailed analysis supporting your use of sales accounting for your repurchase agreements.

•

Describe the business reasons for structuring the repurchase agreements as sales transactions versus collateralized financings. To the extent the amounts accounted for as sales transactions have varied over the past three years, discuss the reasons for quarterly changes in the amounts qualifying for sales accounting.

•

Describe how your use of sales accounting for certain of your repurchase agreements impacts any ratios or metrics you use publicly, provide to analysts and credit rating agencies, disclose in your filings with the SEC, or provide to other regulatory agencies.

•

Tell us whether the repurchase agreements qualifying for sales accounting are concentrated with certain counterparties and/or concentrated within certain countries. If you have any such concentrations, please discuss the reasons for them.

•

Tell us whether you have changed your original accounting on any repurchase agreements during the last three years. If you have, explain specifically how you determined the original accounting as either a sales transaction or as a collateralized financing transaction noting the specific facts and circumstances leading to this determination. Describe the factors, events or changes which resulted in your changing your accounting and describe how the change impacted your financial statements.

Response:

We engage in two types of repurchase agreement transactions which we account for as sales rather than collateralized financings in accordance with Accounting Standard Codification Topic No. 860, “Transfers and Servicing” (“ASC 860”), namely Repo-to-maturity transactions and Gensaki transactions.

The amounts of each type of transaction qualifying for sales accounting at each quarterly balance sheet date for each of the past three years are as follows:

All amounts in JPY millions

	Repo-to-maturity transactions	Gensaki transactions	Total

March 2007	—	—	—
June 2007	—	4,994	4,994
September 2007	—	5,992	5,992
December 2007	—	—	—
March 2008	—	8,989	8,989
June 2008	—	7,993	7,993
September 2008	—	—	—
December 2008	—	28,978	28,978
March 2009	—	40,990	40,990
June 2009	—	28,993	28,993
September 2009	236,274	28,994	265,268
December 2009	135,543	31,990	167,533

With regards to your request for quarterly average balance sheet data, we respectfully advise the Staff that our holding company, Nomura Holdings, Inc. (“NHI”) only prepares consolidated financial statements in accordance with US GAAP annually in order to satisfy its obligation to file Form 20-F with the Securities and Exchange Commission (“SEC”) as a foreign private issuer. NHI also prepares quarterly consolidated financial statements based on US GAAP so that we can file quarterly reports for the periods ending June, September and December pursuant to the Financial Instruments and Exchange Act of Japan.

However, as certain of our consolidated subsidiaries prepare financial information based on local accounting standards and only adjust this information to US GAAP on a quarterly basis, we do not have relevant consolidated accounting balances prepared on a US GAAP basis other than at the end of March, June, September, and December every year. We are therefore not able to provide average quarterly balances determined on a US GAAP basis.

Repo-to-maturity transactions

Business rationale

In the ordinary course of business, we engage in Repo-to-maturity transactions to take advantage of arbitrage opportunities between the cash security and repo markets. These transactions involve the sourcing of specific securities in the market and contemporaneously entering into repurchase agreements with different counterparties where the maturity of the agreement matches the maturity of the security transferred as collateral.

Accounting analysis under ASC 860-10

We respectfully emphasize to the Staff that these transactions are not structured specifically to achieve sales accounting. This accounting treatment is a consequence of the arms-length commercial terms of the transactions in the relevant legal jurisdiction in which they occur.

We account for these transactions as sales as the criteria for derecognition of the securities transferred under ASC 860-10 are met. In particular, Nomura does not maintain effective control over the transferred assets through an agreement that both entitles and obligates Nomura to repurchase or redeem them before their maturity. Accordingly, the criterion for derecognition prescribed by ASC 860-10-40-5c is met. Consistent with the guidance in ASC 860-10-55-51, in a Repo-to-maturity transaction, we typically receive a net cash settlement at maturity of the transaction rather than physically repurchase the security.

Variance analysis

Repo-to-maturity transactions have historically been accounted for as collateralized financings similar to other repo transactions as the amounts involved were not significant.

Beginning in September 2009, as such amounts began to increase, we performed a formal accounting assessment in accordance with ASC 860-10 and concluded that sales treatment was appropriate. Further diligence performed during December 2009 revealed that the transferred assets in one jurisdiction may not have been legally isolated from Nomura and therefore we concluded that the criterion per ASC 860-10-40-5a could not be met. Consequently, sales accounting was no longer applied to Repo-to-maturity transactions in that jurisdiction.

The movement in quarterly balances since September 2009 is caused by new transactions and maturity of existing transactions during the relevant quarter. No Repo-to-maturity transactions have been terminated prior to their contractual maturity. The decrease between September and December 2009 also reflects an adjustment for those transactions where we concluded sales accounting was no longer appropriate.

Concentrations by counterparty and country

Repo-to-maturity transactions are undertaken in response to specific market and arbitrage opportunities by our trading operations outside Japan. No concentrations in terms of industry, region or counterparty exist and any future concentrations which may arise would only be as a consequence of where such arbitrage opportunities arise.

Accounting changes over the last three years

As indicated above, Repo-to-maturity transactions have not historically been significant and we only began to apply sales accounting when the balance of securities transferred increased in September 2009. In December 2009, we also concluded sales accounting was no longer appropriate in one specific jurisdiction because of further diligence performed in respect of the legal isolation criterion.

Gensaki transactions

Business rationale

In the ordinary course of business, we have historically engaged in a traditional Japanese form of repurchase agreement called “Gensaki” transactions. These transactions are unique to Japanese financial markets and involve the selling of commercial paper, certificates of deposit, Japanese government bonds and various other debt securities to a third party counterparty wishing to make a short-term investment, with Nomura agreeing to reacquire them from the counterparty on a specified date at a specified price. The repurchase price reflects current interest rates in the money markets and any interest derived from the securities. Under the Gensaki agreement, there are no margin requirements nor is there any right by Nomura to substitute the transferred financial assets.

These transactions should not be confused with “Gensaki Repo” transactions which we explicitly refer to in our consolidated financial statements. These transactions started in Japanese financial markets in 2001 and are similar in nature to the Gensaki transactions described above, but the Gensaki Repo agreement contains margin requirements, rights of security substitution, or restrictions on the counterparty’s right to sell or repledge the transferred securities. Accordingly, Gensaki Repo transactions are accounted for as collateralized financings in our consolidated financial statements.

Accounting analysis under ASC 860-10

We respectfully emphasize to the Staff that “Gensaki” transactions are not structured specifically to achieve sales accounting. This accounting treatment is a consequence of the arms-length commercial terms of the transactions in the relevant legal jurisdiction in which they occur.

We account for Gensaki transactions as sales in our consolidated financial statements as the criteria for derecognition of the transferred financial assets under ASC 860 are met. In particular, Nomura does not maintain effective control over the transferred financial assets through an agreement that both entitles and obligates Nomura to repurchase or redeem them before their maturity and therefore the criterion for derecognition prescribed by ASC 860-10-40-5c is met. In 2001 we arrived at this conclusion by specific consideration of pre-codification guidance equivalent to ASC 860-10-40-24b that we are not able to repurchase or redeem the transferred financial assets on substantially agreed terms, even in the event of default by the transferee, as in the Gensaki agreement there are no margin requirements, and therefore, during the contract term we may not have obtained cash or other collateral sufficient to fund substantially all of the cost of purchasing replacement assets from others.

Variance analysis

The volume of Gensaki transactions varies by period and is driven by market conditions. Zero balances at certain quarter ends over the last three years reflect this, as well as the relatively short-term nature of these transactions.

Concentrations by counterparty and country

As indicated above, these transactions are unique to the Japanese market and therefore are naturally concentrated to Japan, and are normally entered into with Japanese counterparties including Japanese financial institutions.

Accounting changes over the last three years

We have not changed our accounting for Gensaki transactions during the last three years.

Impact of sales accounting on key ratios and metrics

Two key ratios we disclose in our consolidated financial statements and cite to investors and analysts in our earnings releases are our “Leverage ratio” and “Adjusted leverage ratio”. Leverage ratio is calculated as total assets divided by shareholders’ equity and Adjusted leverage ratio is calculated as adjusted assets (i.e. total assets less securities purchased under agreements to resell and securities borrowed transactions) divided by shareholders’ equity. Both ratios are therefore influenced by application of sales accounting to certain repurchase agreements and securities lending transactions described elsewhere in this letter.

The following table estimates the proforma effect on our reported Leverage and Adjusted Leverage ratios if Repo-to-maturity transactions, Gensaki transactions and certain Japanese securities lending transactions (described in our response to Question #3 below) were reported as collateralized financings rather than sales at various dates over the last three years.

We respectfully advise the Staff that the following proforma ratios represent the maximum impact they could have on such ratios as they are calculated by simply adding the total amounts of Repo-to-maturity transactions, Gensaki transactions and Japanese securities lending transactions which are accounted for as sales to the reported amount of total assets. They do not take into account whether, for example, the securities would be offset against securities sold, but not yet purchased (short positions) on the face of our consolidated balance sheet as described in our response to Question #5 below.

	Leverage Ratio		Adjusted Leverage Ratio
	Reported	Proforma	Reported	Proforma

March 2007	16.3x	16.4x	8.1x	8.3x
March 2008	12.7x	13.0x	7.5x	7.8x
March 2009	16.1x	16.3x	10.7x	10.8x
June 2009	17.8x	17.9x	11.3x	11.4x
September 2009	17.1x	17.4x	11.1x	11.4x
December 2009	14.1x	14.3x	8.7x	8.8x

We respectfully observe that the impact of accounting for certain repurchase agreements and securities lending transactions as sales has therefore not had a significant impact on the Leverage and Adjusted Leverage ratios we have reported externally over the last three years.

2.	For those repurchase agreements you account for as collateralized financings, please quantify the average quarterly balance for each of the past three years. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts.

Response:

We respectfully refer the Staff to our response above where we explain why we are not able to provide average quarterly or intra-quarter data.

The amounts of repurchase agreements accounted for as collateralized financings at each quarterly balance sheet date for each of the past three years are as follows:

All amounts in JPY millions

Collateralized financings

March 2007	11,874,697
June 2007	12,105,010
September 2007	5,619,336
December 2007	4,632,093
March 2008	4,298,872
June 2008	4,871,410
September 2008	3,876,310
December 2008	3,576,710
March 2009	5,000,787
June 2009	6,797,673
September 2009	6,533,554
December 2009	7,602,227

The above amounts correspond to the balances we report on the face of our consolidated balance sheet as Collateralized financing – Securities sold under agreements to repurchase and therefore are reported after application of netting of repurchase agreements and reverse repurchase agreements in accordance with Accounting Standard Codification Subtopic No. 210-20, “Balance Sheet - Offsetting” (ASC 210-20).

The balances after June 2007 declined primarily because of a reduction in the scale of our operations in the United States at that time.

Securities lending transactions

3.	In addition, please tell us whether you have any securities lending transactions that you account for as sales pursuant to the guidance in ASC 860-10. If you do, quantify the amount of these transactions at each quarterly balance sheet date for each of the past three years. Provide a detailed analysis supporting your decision to account for these securities lending transactions as sales.

Response:

We engage in certain Japanese securities lending transactions which we account for as sales rather than collateralized financings in accordance with ASC 860-10.

The amounts of Japanese securities lending transactions qualifying for sales accounting at each quarterly balance sheet date for each of the past three years are as follows:

All amounts in JPY millions

Japanese securities lending transactions

March 2007	345,857
June 2007	198,018
September 2007	276,240
December 2007	248,245
March 2008	596,801
June 2008	281,064
September 2008	338,276
December 2008	112,555
March 2009	174,567
June 2009	132,213
September 2009	189,894
December 2009	152,675

Business rationale

We enter into these transactions for funding purposes and transfer either long securities (such as Japanese listed equities) we currently hold in inventory or securities that we have borrowed from third parties.

The agreements supporting these transactions include varying margining requirements, but the amount of cash we borrow from our counterparties is typically less than the fair value of securities we lend. The amount of “haircut” is set by percentages agreed between the two parties.

Accounting analysis under ASC 860-10

We respectfully emphasize to the Staff that these transactions are not structured specifically to achieve sales accounting. This accounting treatment is a consequence of the arms-length commercial terms of the transactions in the relevant legal jurisdiction in which they occur.

Similar to our accounting conclusions for Gensaki transactions described above, we account for this specific type of securities lending transaction as sales in our consolidated financial statements as the criteria for derecognition of the transferred financial assets under ASC 860-10 are met. In particular, Nomura does not maintain effective control over the transferred financial assets and therefore the criterion for derecognition prescribed by ASC 860-10-40-5c is met. We arrive at this conclusion by specific consideration of ASC 860-10-40-24b that the transferred financial assets are not returned to us on substantially agreed terms, even in the event of default by the transferee. Although the haircuts we agree with counterparties are commonly applied in the Japanese market, the collateral arrangements are outside the overcollateralization guidelines defined by ASC 860-10-55-37.

We have not changed our accounting for these Japanese securities lending transactions during the last three years.

Other transactions

4.	Whether you have any other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, similar to repurchase or securities lending transactions that you account for as sales pursuant to the guidance in ASC 860. If you do, describe the key terms and nature of these transactions and quantify the amount of the transactions at each quarterly balance sheet date for the past three years.

Response:

We are not aware of other transactions involving the transfer of financial assets with an obligation to repurchase those transferred assets, similar to repurchase or securities lending transactions that we account for as sales pursuant to the guidance in ASC 860 over the past three years.

Offsetting of financial assets and financial liabilities

5.	Whether you have offset financial assets and financial liabilities in the balance sheet where a right of setoff — the general principle for offsetting — does not exist. If you have offset financial assets and financial liabilities in the balance sheet where a right of setoff does not exist, please identify those circumstances, explain the basis for your presentation policy, and quantify the gross amount of the financial assets and financial liabilities that are offset in the balance sheet. For example, please tell us whether you have offset securities owned (long positions) with securities sold, but not yet purchased (short positions), along with any basis for your presentation policy and the related gross amounts that are offset.

Response:

We do “offset” securities owned (long positions) with securities sold, but not yet purchased (short positions) on the face of the balance sheet in our consolidated financial statements.

We respectfully advise the Staff that we do not view the accounting treatment as being netting or the offset of long and short positions in the same security, but rather derecognition of the long position. On a consolidated basis, in the absence of continuing involvement in the security, we account for the long position as covering the short position and consequently, we no longer hold a long or short position.

Management’s Discussion and Analysis disclosures

6.	Finally, if you accounted for repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets as sales and did not provide disclosure of those transactions in your Management’s Discussion and Analysis, please advise us of the basis for your conclusion that disclosure was not necessary and describe the process you undertook to reach that conclusion. We refer you to paragraphs (a)(1) and (a)(4) of Item 303 of Regulation S-K.

Response:

We respectfully advise the Staff that we are aware of paragraphs (a)(1) and (a)(4) of Item 303 of Regulation S-K but have not made disclosures around the use of sales accounting to these transactions as we do not believe these have historically been material enough to be useful to users of our consolidated financial statements.

If you have any questions about this response letter, please contact the undersigned by fax at 81-3-3274-4496.

Very truly yours,

/s/ Masafumi Nakada
Masafumi Nakada Executive Managing Director and Chief Financial Officer

cc:	Jonathan Wiggins

(Division of Corporation Finance

Securities and Exchange Commission)

Izumi Akai

(Sullivan & Cromwell LLP)

Koichi Hanabusa

(Ernst & Young ShinNihon LLC)

Gary Schweitzer

(Ernst & Young LLP)